UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT
Hayward Holdings, Inc.
(Exact name of registrant as specified in its charter)

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Delaware	001-40208	82-2060643
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

1415 Vantage Park Drive Suite 400 Charlotte, NC		28203
(Address of principal executive offices)		(Zip Code)

Eric Sejourne
Senior Vice President, Chief Global Operations Officer
(704) 837-8002
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(Name and telephone number, including area code,
of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.
☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ____________.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended, Hayward Holdings, Inc. (“Hayward” or the “Company”) is filing this Form SD to disclose information relating to the Company’s use and sourcing of columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten (“3TG” or “Conflict Minerals”).

The Company has determined that during the reporting period of January 1, 2025 to December 31, 2025, certain of the products the Company manufactured or contracted to manufacture contained 3TG that was necessary to the functionality or production of those products. Hayward conducted a reasonable country of origin inquiry (“RCOI”) designed to determine whether any of the 3TG originated in the Democratic Republic of the Congo or an adjoining country (each, a “Covered Country”) and whether any of the 3TG originated from recycled or scrap sources. Based on this RCOI, Hayward determined that certain of the 3TG may have originated in the Covered Countries and did not originate from recycled or scrap sources. Accordingly, Hayward exercised due diligence on the source and chain of custody of such 3TG and has filed a Conflict Minerals Report for calendar year 2025 (the “2025 Conflict Minerals Report”). The Company’s 2025 Conflict Minerals Report is attached hereto as Exhibit 1.01 and is publicly available at https://investor.hayward.com.

Item 1.02 Exhibit

The Company’s 2025 Conflict Minerals Report, as required by Item 1.02, is filed as Exhibit 1.01 to this Form SD.

Section 2 - Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 - Exhibits

Item 3.01 Exhibits

Exhibit No.	Description
1.01	2025 Conflict Minerals Report for the reporting period January 1, 2025 to December 31, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned .

HAYWARD HOLDINGS, INC.

Date: May 19, 2026	By:	/s/ Eric Sejourne
Eric Sejourne
Senior Vice President, Chief Global Operations Officer